UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



(Mark One)

[  X  ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1998

                                       OR

[     ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934  [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

TEREX CORPORATION AND AFFILIATES'
401(k) RETIREMENT SAVINGS PLAN
FOR REPRESENTED EMPLOYEES


Financial Statements
December 31, 1998

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

INDEX
--------------------------------------------------------------------------------

                                                                           Page

REPORT OF INDEPENDENT ACCOUNTANTS.............................................1

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Benefits......................2

         Statement of Changes in Net Assets Available for Benefits............3

         Notes to Financial Statements....................................4 - 8

SUPPLEMENTAL SCHEDULES:

         Item 27(a) - Assets Held for Investment Purposes.....................9

         Item 27(d) - Reportable Transactions................................10

                        Report of Independent Accountants




To the Participants and Administrative Committee of the Terex Corporation and Affiliates'
401(k) Retirement Savings Plan for Represented Employees


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

Stamford, Connecticut
June 25, 1999

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                            1998        1997
                                                         ----------- -----------
ASSETS:
Investments:
    Mutual funds, at fair value......................... $ 1,877,870 $ 1,051,144
    Corporate common stock, at fair value...............     536,196      96,714
    Guaranteed Investment Contracts, at contract value..         ---      10,299
    Loans to participants...............................     265,965      60,375
                                                         ----------- -----------

         Total investments..............................   2,680,031   1,218,532
                                                         ----------- -----------

Receivables:
    Employee contributions..............................      22,484      14,892
    Employer contributions..............................       4,610       8,097
    Interest on participants loans......................         350         490
                                                         ----------- -----------

         Total receivables..............................      27,444      23,479
                                                         ----------- -----------

NET ASSETS AVAILABLE FOR BENEFITS....................... $ 2,707,475 $ 1,242,011
                                                         =========== ===========

                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------



ADDITIONS:
    Investment income.................................... $      57,091
    Employee contributions...............................       345,054
    Employer contributions...............................        52,783
    Transfer from other plan.............................     1,056,186
                                                          --------------
         Total additions.................................     1,511,114

DEDUCTIONS:
    Withdrawals..........................................       125,044
    Administrative fees..................................         2,350
                                                          --------------
         Total deductions................................       127,394

NET APPRECIATION IN AGGREGATE FAIR VALUE OF INVESTMENTS..        81,744
                                                          --------------

         NET INCREASE....................................     1,465,464

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of period..................................     1,242,011
                                                          --------------

    End of period........................................ $   2,707,475
                                                          ==============




                 See accompanying notes to financial statements.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         General - The Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees (the "Plan") was established on January 1, 1987. The Plan is a defined contribution plan that covers certain eligible employees of Terex Corporation and its subsidiaries ("Terex" or the "Company") meeting minimum eligibility requirements. Certain officers of Terex serve as trustees of the Plan (the "Trustees"). The investments of the Plan are held by Massachusetts Mutual Life Insurance Company ("Mass Mutual").

         Effective January 1, 1998, the hourly-rate employees at PPM Cranes, Inc. ("PPM") began participation in the Plan and on July 14, 1998, the related assets were transferred to the Plan from the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan under the terms of a negotiated collective bargaining agreement.

         In addition to the PPM employees, participants of the Plan are the hourly-rate employees of the Company's Unit Rig division ("Unit Rig"), the Terex Parts Distribution Center ("Southaven"), and the former
         Bowerston Division of Simon Access ("Bowerston"), which was closed subsequent to the acquisition of the business on April 7, 1997. Investments of the former Bowerston employees remain in the Plan, however, there are no additional employee or employer contributions being made. Terms for each subsidiary location are negotiated under separate collective bargaining agreements and differ with respect to
         participant   contributions,   employer  contributions  and  loans  to
         participants. The general provisions for each location are discussed below.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         An Administrative Committee, consisting of at least three members appointed by the Company's Board of Directors, administers the benefit structure of the Plan. The Company is considered the Plan Administrator for purposes of ERISA.

         Participant Eligibility- Employees at Unit Rig are eligible to participate in the Plan after they complete six months of service, employees at Southaven and PPM are eligible to participate after three months of service.

         Participant Contributions - Participants at Unit Rig may contribute up to 20% of their compensation, participants at Southaven and PPM may contribute up to 16% of their compensation. Contributions may be in any combination of pre or post-tax earnings. The maximum pre-tax contribution permitted under Internal Revenue Service regulations in 1998 was $10,000. There is no limit to post-tax contributions. Participants are able to direct current contributions and redistribute accumulated contributions and earnings between investment funds.

         Employer Contributions - The plan in effect at Unit Rig does not provide for Terex to match any portion of employee contributions to the Plan. The plan in effect at Southaven provides that Terex will match 50% of the first 6% of the employees salary that is contributed to the plan. The plan in effect at PPM provides that Terex will match 50% of the first 5% of the employees salary that is contributed to the plan. The terms of each division's collective bargaining agreement
         provide   that  the  Company  may  make,   in  its  sole   discretion,
         supplementary contributions. All Company contributions are made in Terex Common Stock.

         Vesting - All participants are immediately fully vested in their voluntary contributions plus any actual earnings thereon. Participants at Southaven and PPM vest in the employer matching contributions after one year of eligible service. Participants employed at Bowerston on April 7, 1997 are fully vested in employer contributions. Bowerston participants hired after April 7, 1997 but prior to the closure of the facility vest in employer contributions after one year of eligible service. The vesting period for supplemental contributions is determined by the Company at the time of contribution.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         Forfeitures - Nonvested employer contributions of employees that have separated from the Company become forfeitures and are held in a separate account and shall be used to reduce future employer contributions. However, employees that return to service within five years from their separation date will be entitled to continue vesting on the employer contributions which were previously forfeited.

         Allocation of Earnings - Each participant's account is credited with contributions and an allocation of earnings from the respective investment funds. A participant's contributions are used to purchase shares in the various investment funds. The value of and the earnings credited to a participant's account are based on the proportionate number of shares owned by the participant and the fair value of the investment on the valuation date.

         Payment of Benefits - Upon retirement, disability, or death, the entire balance of the participant's account becomes payable to the participant or designated beneficiary. Upon any other termination of employment, the participant receives the vested portion of his/her account; however, if the vested portion of the participant's account is greater than $5,000 he/she can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, as defined by the Plan, or upon attainment of age 59-1/2.

         Participant Loans - Participants may obtain loans in an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the Plan Administrator and certain other restrictions. Terms of all loans are established by the Plan Administrator.

         The above brief description of the Plan is intended to give a general summary of the principal provisions of the Plan. Further information about the Plan is contained in the Terex Corporation and Affiliates' 401(k) Retirement Savings Plan for Represented Employees Summary Plan Description. This booklet is available from the Company.


2.       SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

         Investments - Plan investments are stated at fair value based on published market prices or other independent sources. Net appreciation (depreciation) in aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year.

         Expenses - Fees and expenses related to administering the Plan are generally paid by Terex.

         Withdrawals - Withdrawals are recognized at the time of distribution to the participant.

         Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

3.       INVESTMENTS

         The  investments  of the Plan are held and managed by Mass  Mutual.
         A schedule of investments held at December 31, 1998 and 1997 follows:

                                                             1998                               1997
                                               --------------------------------- ----------------------------------
                                                   Market            Cost             Market            Cost
                                               ---------------- ---------------- ----------------- ----------------
Mass Mutual Group
  Annuity Contract Fixed Fund*...............  $     1,047,802  $    1,047,802   $       496,138   $      496,138
Mass Mutual Value Equity Fund*...............          219,832         158,423           144,020           99,641
Mass Mutual Destiny Aggressive Fund..........           83,220          72,539            50,612           38,551
Mass Mutual Destiny Conservative Fund........           55,089          47,533            27,958           24,045
Mass Mutual Destiny All Equity Fund..........          132,768         105,142           102,073           74,601
Mass Mutual Destiny Moderate Fund............           89,896          75,130            69,131           55,675
Mass Mutual Core Bond Fund...................           45,605          41,878            22,775           20,488
Mass Mutual International Equity Fund........           36,013          32,397            38,468           32,966
Mass Mutual Growth Fund......................          100,701          93,324            40,099           31,873
Mass Mutual Small Cap Value Equity Fund......           66,944          63,432            59,870           45,428
Terex Corporation Common Stock*..............          536,196         338,204            96,714           51,587
Principal Guaranteed Investment Contracts                  ---             ---            10,299           10,299
Loans to Participants*.......................          265,965             ---            60,375             ---
                                               ---------------- ---------------- ----------------- ----------------

    TOTAL....................................  $     2,680,031  $    2,075,804   $     1,218,532   $      981,292
                                               ================ ================ ================= ================


* Investment represents 5% or more of net assets available for benefits at December 31, 1998.

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
3. INVESTMENTS (continued)

Participant and employer contributions are allocated to investment programs in accordance with the participant's elections. The following is a summary of changes in investments by investments program for the year ended December 31, 1998:

                                     Mass Mutual
                                        Group          Mass       Mass Mutual   Mass Mutual      Mass
                                       Annuity        Mutual        Destiny       Destiny       Mutual
                                       Contract     Value Equity  Aggressive    Conservative  Destiny All
                                      Fixed Fund       Fund          Fund          Fund       Equity Fund
                                     ------------   ------------  -----------   -----------   -----------
Investments at January 1, 1998 ......   $ 496,138    $ 144,020 $     50,612    $  27,958    $ 102,073

Additions:
Investment income and gain/ loss ....      53,915       28,156        3,454        4,278        5,214
Contributions, loan repayments &
interfund transfers .................     438,548       42,201       20,216       10,186       27,831

Transfer from other plan ............     373,316       23,631       33,441       15,998       15,794

Deductions - Benefits, loans issued,
expenses & interfund transfers ......    (314,115)     (18,176)     (24,503)      (3,331)     (18,144)

                                      ----------------------------------------------------------------

Investments at December 31, 1998 .... $ 1,047,802    $ 219,832    $  83,220    $  55,089    $ 132,768
                                      ================================================================

                                             Mass                                                Mass
                                            Mutual                                   Mass        Mutual
                                            Destiny      Mass       Mass Mutual     Mutual     Small Cap
                                           Moderate   Mutual Core  International    Growth    Value Equity
                                             Fund      Bond Fund    Equity Fund      Fund         Fund
                                          ---------   -----------  -------------   -------    ------------
Investments at January 1, 1998 ........   $  69,131    $  22,775    $  38,468    $  40,099    $  59,870

Additions:
     Investment income and gain/ loss .       5,618        2,563        1,989        5,403       (8,067)
     Contributions, loan repayments &
     interfund transfers ..............      11,779       10,801        8,931       23,028       26,002

Transfer from other plan ..............      27,252       11,878        1,430       53,552        6,409

Deductions - Benefits, loans issued,
     expenses & interfund transfers ...     (23,884)      (2,412)     (14,805)     (21,381)     (17,270)

                                        ----------------------------------------------------------------
Investments at December 31, 1998........   $  89,896    $  45,605    $  36,013    $ 100,701    $  66,944
                                        ================================================================

                                                   Terex         Principal
                                                Corporation     Guaranteed
                                                  Common         Investment     Loans to
                                                   Stock         Contracts    Participants    Total
                                               -------------   ------------   ------------  ------------
Investments at January 1, 1998.............   $    96,714    $    10,299    $    60,375    $ 1,218,532
Additions:
     Investment income and gain/ loss......        36,312           --             --          138,835
     Contributions, loan repayments &
     interfund transfers...................       117,900           --          138,689        876,112

Transfer from other plan...................       324,184           --          169,301      1,056,186

Deductions - Benefits, loans issued,
     expenses & interfund transfers........       (38,914)       (10,299)      (102,400)      (609,634)

                                              ---------------------------------------------------------
Investments at December 31, 1998...........   $   536,196    $      --      $   265,965    $ 2,680,031
                                              =========================================================

TEREX CORPORATION AND AFFILIATES' 401(k)
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.       INCOME TAX STATUS

         The  Internal  Revenue  Service  (the  "IRS")  has  notified  the  Plan
         Administrator by a letter dated July 31, 1996 that the Plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the "IRC") and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax exempt status. It is the opinion of the Plan Administrator that the Plan continues to be qualified and exempt from tax under Sections 401(a) and 401(k) of the IRC.

5.       TERMINATION OF THE PLAN

         The Company believes that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the complete or partial termination of the Plan, the balance in each participant's account will be distributed by the Trustees.

6.       SUBSEQUENT EVENT

         On July 31, 1998, the Company completed the acquisition of The American Crane Corporation ("American Crane"). The American Crane employees covered by a negotiated collective bargaining agreement became eligible for participation in the Plan during February 1999 and on March 3, 1999, assets vaued at $1,517,685 were transferred into the Plan from The American Crane Corporation Savings and Investment 401(k) Plan.

TEREX CORPORATION AND AFFILIATES' 401(k)                       EIN #38-2863240
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES                    PLAN #006


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(a)
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                       Fair Value/
                                                     Contract Value
                         Description                                     Cost
------------------------------------------------------------------- ------------

MUTUAL FUNDS:
   Mass Mutual Group Annuity Contract Fixed Fund...... $ 1,047,802  $  1,047,802
   Mass Mutual Value Equity Fund......................     219,832       158,423
   Mass Mutual Destiny Aggressive Fund................      83,220        72,539
   Mass Mutual Destiny Conservative Fund..............      55,089        47,533
   Mass Mutual Destiny All Equity Fund................     132,768       105,142
   Mass Mutual Destiny Moderate Fund..................      89,896        75,130
   Mass Mutual Core Bond Fund.........................      45,605        41,878
   Mass Mutual International Equity Fund..............      36,013        32,397
   Mass Mutual Growth Fund............................     100,701        93,324
   Mass Mutual Small Cap Value Equity Fund............      66,944        63,432
                                                       ------------ ------------
     Total Mutual Funds...............................   1,877,870     1,737,600

COMMON STOCK:
   Terex Corporation Common Stock.....................     536,196       338,204

LOANS TO PARTICIPANTS, AT INTEREST RATES RANGING
 FROM 9.75% TO 10.50%, MATURING THROUGH
 DECEMBER 31, 2003....................................     265,965           ---
                                                       ------------ ------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES              $ 2,680,031  $  2,075,804
                                                       ============ ============

TEREX CORPORATION AND AFFILIATES' 401(k)                       EIN #38-2863240
RETIREMENT SAVINGS PLAN FOR REPRESENTED EMPLOYEES                    PLAN #006

SCHEDULE OF REPORTABLE TRANSACTIONS - ITEM 27(d)
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

The following series of transactions were in excess of 5% of the fair value of Plan assets at the beginning of the Plan year:


                                                                                      Number and
                                                                                        Type of        Realized
                  Description                        Purchases          Sales        Transactions     Gain/(Loss)
------------------------------------------------  ----------------- --------------- ---------------- --------------

Mass Mutual Group Annuity Contract Fixed Fund...  $     845,602     $   340,355             *        $       ---

Mass Mutual Value Equity Fund.................           70,026          21,665             *              8,766

Mass Mutual Growth Fund.......................           76,927          21,151             *              1,551

Terex Corporation Common Stock................          460,372          56,133             *              3,551


* Massachusetts Mutual Life Insurance Company, the Plan record keeper, cannot provide this information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                 The Terex Corporation and Affiliates'
                                 401(k) Retirement Savings Plan  for
                                 Represented Employees


                                   /s/ Joseph F. Apuzzo
                                 --------------------------------------

Date:  June 29, 1999             By:      Joseph F. Apuzzo
                                          Vice President - Corporate Finance
                                          Terex Corporation